SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                         For the month of November 2007

                           AIXTRON AKTIENGESELLSCHAFT

                 (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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       AIXTRON AG: AIXTRON with Record Order Intake in Q3/2007

    Strong nine months Revenues of EUR 160.7m (up 48% yoy)

    EUR 16.4m EBIT, 10% EBIT-Margin achieved for 9M/2007

    Largest ever quarterly Order Intake: EUR 70.0m for Q3/2007

    Increased Guidance for 2007: EUR 215m Revenues, EUR 20m EBIT


    AACHEN, Germany--(BUSINESS WIRE)--Nov. 6, 2007--AIXTRON AG, worldwide leading provider of deposition equipment to the semiconductor industry, today announced financial results for the nine months, ended September 30, 2007.


Key Financials
Key Financials                                   2007    2006   Change
(million EUR)                                   Q1-Q3   Q1-Q3
Revenues                                        160.7   108.6      48%
Gross profit                                     62.4    41.5      50%
Gross margin, % revenues                          39%     38%      1pp
EBIT                                             16.4    -2.4     n.c.
EBIT, % revenues                                  10%    n.c.     n.c.
Net result                                       14.8    -2.4     n.c.
Net result, % revenues                             9%    n.c.     n.c.
Net result per share - basic (EUR)               0.17   -0.03     n.c.
Net result per share - diluted (EUR)             0.17   -0.03     n.c.
Free cash flow                                    5.0    21.3     -76%
Equipment Order Intake                          160.8   133.5      20%
Equipment Order Backlog (End of Period)         102.8    98.3       5%


    Operative Highlights

    In the first nine months of 2007, AIXTRON delivered total revenues of EUR 160.7m, a 48 percent increase year over year (9M/2006: EUR 108.6m). Reflecting the increasing percentage of new common platform system revenues, paired with a favorable product mix, the gross margin slightly improved by 1 percentage point year over year, culminating in a 39 percent gross margin performance by the end of 9M/2007. AIXTRON's 9M/2007 EBIT figure is a positive EUR 16.4m (compared to a EUR -2.4m loss in 9M/2006), leading to a positive net result of EUR 14.8m in 9M/2007 (compared to a EUR -2.4m loss in 9M/2006). The free cash flow of EUR 5.0m in 9M/2007 compares to EUR 21.3m in 9M/2006, the decrease being largely due both to the timing of payments to suppliers after high production levels and to high volume trade receivables for deliveries at quarter end in September. With the record equipment order intake figure of EUR 70.0m in Q3/2007, leading to a nine months 2007 order intake of EUR 160.8m, the Company is able to report a significant increase in equipment order intake year over year (9M/2006:EUR 133.5m) of 20 percent. Order backlog stood at EUR 102.8m by the end of the first nine months of 2007, a 5 percent increase compared with 9M/2006(EUR 98.3m).

    Management Review

    Paul Hyland, Chief Executive Officer at AIXTRON, comments: 'Q3 is now the 6th consecutive quarter in which we have received more than EUR 40m of system orders and also marks the highest ever order intake quarter the company has ever had. Coupled with the continuously improving profitability during the year we are just beginning to reap the benefits of the very focused approach the business has taken over the last few years. The record level of deposition equipment demand, we experienced in Q3, reflects the increasing appearance of the first generation consumer LED backlighting products appearing in the market. At this early stage, these initial commercial products are predominantly small and medium-sized backlighting units utilizing white LEDs, and we have not yet seen the impact of full RGB backlighting technology, which should become more evident in the next year. Another interesting market development is the degree to which the 'premium-player' LED-producers have recently increased the frequency of announcements on new efficiency records for their LEDs, suggesting that they believe they are ahead of the generally accepted roadmaps and that Solid State Lighting may become commercially viable earlier than previously envisaged. These factors, along with a greater level of activity in e.g. LED automotive applications leave us with a more promising short to medium term outlook than I can recall over the last five years and we are very well placed to meet the challenges these opportunities bring with them'.

    Outlook

    Following the continued positive revenue and EBIT development, AIXTRON management has raised the full year 2007 revenue guidance to EUR 215m and expects an EBIT of EUR 20m for the calendar year.

    Financial Tables

    The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section 'Investors', subsection 'Financial Data', subsection 'Reports', as part of AIXTRON's Group interim report for the nine months ended September 30, 2007.

    Investor Conference Call

    AIXTRON will host a financial analyst and investor conference call on Tuesday, November 6th, 2007, 3:00 p.m. CET (6:00 a.m. PST, 9:00 a.m. EST) to review the nine months 2007 results. From 2:45 p.m. CET (5:45 a.m. PST, 8:45 a.m. EST) you may dial in to the call at +49 (30) 86871-799 or +1 (212) 444-0296. Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors', following the conference call.

    For further information on AIXTRON AG (FSE: AIX, ISIN
DE0005066203; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.



Language: English
Issuer:   AIXTRON AG
          Kackertstr. 15-17
          52072 Aachen
          Deutschland
Phone:    +49 (0)241 8909-0
Fax:      +49 (0)241 8909-40
E-mail:   invest@aixtron.com
Internet: www.aixtron.com
ISIN:     DE0005066203
WKN:      506620
Indices:  TecDAX
Listed:   Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr
           in Berlin, Munchen, Hamburg, Dusseldorf, Stuttgart;
           Terminborse EUREX; Foreign Exchange(s) Nasdaq


    CONTACT: AIXTRON AG
             Investor Relations and Corporate Communications
             Guido Pickert, +49 241 8909 444
             Fax: +49 241 8909 445
             invest@aixtron.com
             www.aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AIXTRON AG

Date: November 6, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO